

12011548

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section SEC

FEB 28 2012

Washington 123

SEC FILE NUMBER
8-47565

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING_____12/31/11_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mountain River Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2100
                                    (No. and Street)

Denver   CO   80202
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Parks   303-726-1155
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner Hottman, PC
          (Name - *if individual, state last, first, middle name*)

  7979 E. Tufts Avenue, Suite 400   Denver   CO   80237-2843
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays a
currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>James C Parks</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Mountain River Securities, Inc.</u>, as of <u>December 31, 2011</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

By: Mountain River Securities, Inc.

_____
Signature

My Commission Expires
3/26/2015   Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of
Mountain River Holdings, Inc.)
(Formerly UW Investment Services, Inc.)

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**
December 31, 2011 and 2010

Filed Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5(e) Thereunder as a Public Document

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549



EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

OMB APPROVAL	
OM Number: 3235-0123	
Expires:	
Estimated average burden	
hours per response. . .12.00	

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
Denver, Colorado

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2011 and 2010

CONTENTS



EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mountain River Securities, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Mountain River Securities, Inc. (Formerly UW Investment Services, Inc.) (the "Company"), a wholly owned subsidiary of Mountain River Holdings, Inc., as of December 31, 2011 and December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain River Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2012
Denver, Colorado

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 52,221	$ 342,765
Restricted cash maintained at clearing organization	-	100,000
Other accounts receivable and commissions receivable	1,300	1,300
Furniture and equipment, net	-	1,663
Prepaid expenses and other assets	-	1,033
Deferred taxes	-	1,497
Total assets	$ 53,521	$ 448,258
Liabilities and stockholder's equity		
Compensation payable and other liabilities	$ -	$ 2,398
Accounts payable due to Parent and affiliated company	-	3,940
Accrued expenses	8,000	7,573
Total liabilities	8,000	13,911
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, authorized 1,000,000 shares; issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	1,071,908	1,021,408
Accumulated deficit	(1,027,387)	(588,061)
Total stockholder's equity	45,521	434,347
Total liabilities and stockholder's equity	$ 53,521	$ 448,258

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Sale of investment company shares	$ 9,366	$ 14,179
Securities and loan commissions	15,600	15,600
Interest and other income	283	324
Total revenue	25,249	30,103
Operating expenses:		
Commissions and clearance fees paid to other broker-dealers	3,860	14,580
Occupancy and equipment	3,017	27,599
Regulatory fees	2,110	4,256
Other	11,603	40,104
Total expenses	20,590	86,539
Income (loss) before income taxes	4,659	(56,436)
Income tax expense (benefit)	1,497	(8,311)
Net income (loss)	$ 3,162	$ (48,125)

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2009	$ 1,000	$ 1,021,408	$ (539,936)	$ 482,472
Net loss	-	-	(48,125)	(48,125)
Balances, December 31, 2010	1,000	1,021,408	(588,061)	434,347
Capital Contributions	-	50,500	-	50,500
Dividends paid	-	-	(442,488)	(442,488)
Net income	-	-	3,162	3,162
Balances, December 31, 2011	$ 1,000	$ 1,071,908	$ (1,027,387)	$ 45,521

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income (loss)	$ 3,162	$ (48,125)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation expense	847	2,033
Loss on disposal of furniture and equipment	816	-
Deferred taxes	1,497	(669)
Change in operating assets and liabilities:		
Restricted cash at clearing organization	100,000	-
Prepaid expenses and other assets	1,033	683
Compensation payable and other liabilities	(2,398)	1,214
Accounts payable due to Parent and affiliated company	(3,940)	(6,847)
Accrued expenses	7,927	(104)
Net cash provided by (used in) operating activities	108,944	(51,815)
Cash flows from investing activities:		
Dividends paid	(442,488)	-
Capital contribution	43,000	-
Net cash used in financing activities	(399,488)	-
Decrease in cash and cash equivalents	(290,544)	(51,815)
Cash and cash equivalents		
Beginning of year	342,765	394,580
End of year	$ 52,221	$ 342,765

Supplemental disclosure of non-cash activity:

During 2011, the Parent caused $7,500 of the Company's liabilities to be paid in lieu of a cash contribution to the company.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)

Notes to Financial Statements

NOTE 1 - ORGANIZATION

Mountain River Securities, Inc., formerly UW Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). On May 24, 2011, Mountain River Holdings, Inc. (Parent or Holdings) entered into a Stock Purchase Agreement with Matrix Bancorp Trading, Inc. (Matrix), a subsidiary of United Western Bancorp, Inc. (United), to purchase all the issued and outstanding shares of stock of the Company for cash. On October 17, 2011, the purchase was approved by FINRA and the transaction was completed on November 10, 2011. The Company has an office in Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

As of December 31, 2011, the Company is not engaged in any businesses that require a clearing broker-dealer; however, before such time that it needs a clearing broker-dealer it intends to engage such broker-dealer who will ultimately be responsible for payment of securities purchased and delivery of the securities sold by its customers. At December 31, 2010, the Company maintained cash of $100,000 in a clearing deposit account and it was ultimately responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2011 and 2010, no cash was paid for interest or income taxes.

Concentrations of Credit Risk: The Company continually monitors its position with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, the Company has no balances in excess of federally insured limits; however, periodically throughout the year, the Company did maintain balances in excess of federally insured limits.

The Company grants credit in the normal course of business to its customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value: The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximated fair value as of December 31, 2011 and 2010 because of the relatively short maturities of these instruments.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)

Notes to Financial Statements

Revenue Recognition: Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income Taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Until the purchase of the Company by the Parent on November 10, 2011, the Company's results of operations are included in the consolidated federal and state income tax returns of United. Subsequent to November 10, 2011, the Company's results of operations are included in federal and state income tax returns at the Company level. Such income taxes were considered immaterial to the 2011 financial statements.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. This policy had no effect on the Company's financial statements.

The Company's federal, state, and local income tax returns for tax years 2008 and 2007, respectively, and prior are no longer subject to examination under respective statutes of limitations.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all subsequent events through February 13, 2012, which is the date the financial statements were available for issuance, and determined that there were no subsequent events requiring disclosure.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. At December 31, 2011 the Company had terminated its agreement with its clearing broker and had not engaged a replacement clearing broker. The Company did not do any securities business during 2011; however, it anticipates that future securities transactions will be introduced to and cleared through a clearing broker. Under the terms of its expected clearing agreement, the Company will be required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to maintain a deposit with the clearing broker and may be required to deposit additional collateral or reduce positions when necessary.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)

Notes to Financial Statements

During 2010, the Company was engaged in limited trading and brokerage activities. The Company's counterparties primarily include other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - FURNITURE AND EQUIPMENT

At December 31, 2011 and 2010, the Company's furniture and equipment consisted of the following:

	2011	2010
Equipment	$ -	$ 10,164
Computer hardware	-	5,737
	-	15,901
Less accumulated depreciation	-	14,238
	$ -	$ 1,663

Depreciation expense was $847 and $2,033 for the years ended December 31, 2011 and 2010, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2011, the Company had net capital of $44,221, which was $39,221 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.18-to-1 at December 31, 2011. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 6 - STOCKHOLDER'S EQUITY

On November 10, 2011, Matrix sold 100% of its ownership of Common Stock of the Company to Holdings, which renamed the Company Mountain River Securities, Inc. In accordance with the stock sale agreement, $7,000 was to remain in the Company and the remaining cash was to be distributed to the seller. The net amount distributed to United totaled $442,488, and was paid according to the terms of the agreement. Holdings contributed $43,000 in cash to the Company and caused $7,500 of the Company's accrued liabilities to be paid on behalf of the Company, as stated in the stock sale agreement, for a total capital contribution of $50,500 as of the date of the sale.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)

Notes to Financial Statements

NOTE 7 - RELATED-PARTY TRANSACTIONS

During 2011 the Company's parent, Holdings, did not provide any services to the Company and the Company expects that all future services and expenses will be paid directly to third-party vendors and will not be shared with its Parent. During 2011, until the stock sale on November 10, 2011, and for the year ended December 31, 2010, various administrative services had been provided by United. Expenses allocated to the Company by United based on estimated usage of shared services were $0 for the year ended December 31, 2011, and $22,505 for the year ended December 31, 2010. These amounts are part of other expenses in the statements of operations. Accounts payable due to Parent and affiliated company at December 31, 2011 and 2010 of $0 and $3,940, respectively, were for various operating expenses initially paid by United on behalf of the Company.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases: On September 26, 2011, the Company entered into a sublease agreement with a third party for the period from September 1, 2011 through December 31, 2011 with monthly payments of $500 commencing on the first day of the month subsequent to the closing of the purchase of the Company by Holdings.

The Company leased office space from United until it ceased operations in early 2011. Since February 2011, United has been completing the closing of its business and did not charge the Company any rent during this time period as it was trying to sell the Company and the Company no longer materially used the allocated space. Rent expense for the years ended December 31, 2011 and 2010 totaled $2,170 and $25,430, respectively, and is included in occupancy and equipment expense.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters and its experience in contesting, litigating, and settling other matters.

NOTE 9 - INCOME TAXES

For the years ended December 31, 2011 and 2010, the income tax (benefit) expense varied from the amount computed at the statutory federal rate of 35%. Income taxes for 2011 were considered immaterial and are as follows for 2010:

	2010
Federal tax at statutory rates	$ (19,753)
Surtax exemption	10,383
State income taxes, net of federal benefit	(1,698)
Write off of stock compensation deferred tax asset	281
Write off of income tax receivable from Parent	2,476
	$ (8,311)

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)

Notes to Financial Statements

The income tax benefit for the years ended December 31, 2011 and 2010 is comprised of $0 and $5,698, respectively, of federal income tax benefit and $0 and $2,613, respectively, of state tax benefit. Also, see Note 1 to the accompanying financial statements regarding 2011 income taxes.

At December 31, 2010, the Company had a deferred tax asset of $1,497, which was related to depreciation and would have reversed over time. This deferred tax asset is recognized as income tax expense for the year ended December 31, 2011 as all depreciable assets of the Company were disposed of during the year.

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Net capital:

Total stockholder's equity per the accompanying financial statements	$	45,521
Deductions and/or charges:		
Nonallowable assets:		
Unsecured accounts receivable		1,300
Total nonallowable assets		1,300
Net capital	$	44,221

Aggregate indebtedness:

Items included in statement of financial condition:		
Accrued expenses	$	8,000
Total aggregate indebtedness	$	8,000

Computation of basic net capital requirement:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	533
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	39,221
Ratio: Aggregate indebtedness to net capital		0.18 to1

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2011.

Computation for Determination of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2011.



EKS&H

EHRHARDT • KEEFE STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

Board of Directors
Mountain River Securities, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Mountain River Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

13.

Board of Directors
Mountain River Securities, Inc.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2012
Denver, Colorado



EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

Board of Directors
Mountain River Securities, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Mountain River Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 13, 2012
Denver, Colorado

15.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended _December 31_, 20 _11_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
047565   FINRA   DEC
UW INVESTMENT SERVICES   21*21
700 17TH ST STE 700
DENVER CO 80202-3505
```

_3_

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Parks 303-726-1155

2. A. General Assessment (item 2e from page 2) — $ _63_

   B. Less payment made with SIPC-6 filed (exclude interest) — (_-0-_)

   _____ Date Paid _____
   C. Less prior overpayment applied — _5/6 75.-_ (_(60)_)

   D. Assessment balance due or (overpayment) — _3_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) _5/6 ('12-)_ — _3_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ _3_   _OVERPAID by 15.-_

   H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UW Investment Services, Inc
(Name of Corporation, Partnership or other organization)

James C. Parks
(Authorized Signature)

CFO
(Title)

Dated the _17th_ day of _January_, 20 _12_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _1/17/12_ _1/26/12_
Postmarked Received   Reviewed

Calculations _____ _2-3-12_   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

PLEASE USE THIS OVERPAYMENT TOWARD FUTURE ASSESSMENTS.

1

Amounts for the fiscal period
beginning _1/1_ , 20_11_
and ending _12/31_ , 20_11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _25,249_

2b. Additions:
- (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____
- (2) Net loss from principal transactions in securities in trading accounts.   _____
- (3) Net loss from principal transactions in commodities in trading accounts.   _____
- (4) Interest and dividend expense deducted in determining item 2a.   _____
- (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____
- (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____
- (7) Net loss from securities in investment accounts.   _____

     Total additions   _-O-_

2c. Deductions:
- (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____
- (2) Revenues from commodity transactions.   _____
- (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____
- (4) Reimbursements for postage in connection with proxy solicitation.   _____
- (5) Net gain from securities in investment accounts.   _____
- (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____
- (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____
- (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     _____   _____

     (Deductions in excess of $100,000 require documentation)

- (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____—____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____—____

          Enter the greater of line (i) or (ii)   _-O-_

          Total deductions   _-O-_

2d. SIPC Net Operating Revenues $ _25,249_

2e. General Assessment @ .0025 $ _63_

(to page 1, line 2.A.)

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